Exhibit 1

NEWS RELEASE

North American Palladium Announces an Additional US$21 Million in Cash

Received from Brookfield

Toronto, Ontario, December 2, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) announced today that it has amended its US$130 million senior secured term loan with Brookfield Capital Partners Ltd. (“Brookfield”) resulting in an additional advance of US$21.4 million of cash to support working capital needs and continue funding operating and capital expenditures at its Lac des Iles (“LDI”) palladium mine. The cash received consists of an additional US$15 million added to the existing facility and a refund of US$6.4 million of cash interest previously paid to Brookfield.

Pursuant to the amendment, the interest rate will be recalculated as if NAP had elected to accrue interest on the loan from the date of the original closing (June 7, 2013), resulting in a 4% increase of the interest rate from 15% to 19% until the Company reverts to cash interest payments. After the Company reverts to cash interest payments, the interest rate returns to 15% per annum on the principal amount outstanding, which includes capitalized interest. Prepayment of any principal (including capitalized interest) would be subject to a prepayment fee and voluntary prepayment conditions.

As a result of the retroactive application of the 19% interest rate to June 7, 2013, an aggregate US$169.7 million principal is outstanding under the loan consisting of: US$148.9 million of loan and capitalized commitment fees; US$12.7 million of accrued and capitalized interest; and US$8.1 million of a capitalized amendment fee. The loan amendment also includes modifications to existing covenants and the Company estimates that it will record a non-cash loss of approximately C$14.5 million in the fourth quarter of 2013 related to the accounting treatment of the amendment.

The additional proceeds are expected to support NAP’s working capital needs and enable the Company to continue funding its operating and capital expenditures. The Company recognizes that there are further funding needs required to achieve sustainable operations that are expected to be breakeven or cash flow positive during 2014. Accordingly, the Company is currently actively engaged in discussions about securing additional financing. While NAP has been successful at securing financings in the past, there is no certainty that the required financing will be available, or if available, on acceptable terms.

The Company is currently in the process of finalizing its budget and capital requirements for 2014, which will include increased production at lower operating costs and a significantly reduced capital expenditure program of under C$30 million. Formal operating guidance is expected to be issued in December of 2013.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: Camilla@nap.com

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words “will”, “expect”, “would”, “could”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: the use of proceeds, information pertaining to the Company’s strategy, plans or future financial or operating performance, such as the Company’s LDI mine expansion, timelines, production plans, projected expenditures, operating cost estimates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund current capital needs including capital expenditures required to continue the LDI mine expansion, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with exploration, mining and processing, the possibility that the LDI mine may not perform as planned, and risks related to the availability of skilled labour. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, including commissioning the shaft, and that prices for key mining and construction supplies will remain consistent with the Company’s expectations. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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